EXHIBIT (A)(76)














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April 21, 1999

             DUKE ENERGY TERMINATING TENDER OFFERS FOR ENDESA-CHILE

CHARLOTTE - Duke Energy (NYSE: DUK) announced this afternoon that it was terminating its tender offers for Empresa Nacional de Electricidad S.A. (Endesa).

"After meeting with several major shareholders of Endesa today, we have reached the conclusion that Duke Energy's condition of obtaining a controlling interest in Endesa will not be met," said Bruce Williamson, president and chief executive officer of Duke Energy International. "In fairness to shareholders, we wanted them to know our intentions so that they are free to act in their best interests."

Duke Energy originally announced its Chilean and U.S tender offers for Endesa on February 18, 1999, and increased its offers on April 16. The company had agreed to purchase up to 60 percent of Endesa for 275 pesos per share. As required by the process outlined by the Superintendencia de Valores y Seguros (Securities and Insurance Commission), Duke Energy reiterated its final offer April 20.

"We regret we are not able to complete our tender offers," said Williamson. "Our entire team has come to appreciate Chile and its people and have high regard for the potential of Endesa and its employees.

"From the day we launched our tenders offers, we have worked hard to let the people of Chile know who Duke Energy is, and to share something of our corporate character." Williamson continued, "We are a company that values integrity and builds positive relationships. We want to say thank you to the people of Chile for listening, encouraging us and for wishing us well."

Duke Energy is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.

CONTACT: BRYANT KINNEY
OFFICE: 704/382-2208
24-HOUR: 704/382-8333




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